Exhibit 99.1

Starbox Group Holdings Ltd. Announces Financial Results for Fiscal Year 2023

Kuala Lumpur, Malaysia, February 8, 2024 /PRNewswire/ — Starbox Group Holdings Ltd. (Nasdaq: STBX) (“Starbox” or the “Company”), a service provider of cash rebates, advertising, and payment solutions, has unveiled its financial results for the fiscal year ended September 30, 2023.

Mr. Lee Choon Wooi, Chief Executive Officer and Chairman of the Board of Directors at Starbox, remarked, “As we reflect on fiscal year 2023, it becomes apparent that Starbox Group has solidified its position as a key player in advertising, cash rebates, and payment solutions, and become a technology solutions provider in Southeast Asia. I am pleased to announce a remarkable 63.2% increase in our total revenue, reaching $11.7 million from $7.2 million in fiscal year 2022. This growth underscores our innovative strategies and diversified approach, particularly evident in technology-driven operations and our recent acquisitions, which have expanded our business. Despite challenges in digital advertising, our strategic acquisitions have significantly bolstered our competitiveness and market presence, contributing an additional $2.2 million in revenue from advertising design and consultation services. The consistent expansion of our member and merchant bases on the GETBATS platform reflects the progress in performance and market coverage. Looking forward, our focus remains on enhancing our comprehensive technology services and solutions and platform capabilities to deliver enduring value to our clients and shareholders.”

Fiscal Year 2023 Financial Highlights

●	Total revenue was $11.7 million in fiscal year 2023, an increase of 63.2% from $7.2 million in fiscal year 2022.

●	Income from operations was $4.6 million in fiscal year 2023, compared to $5.0 million in fiscal year 2022.

●	Net income was $2.1 million in fiscal year 2023 compared to $3.6 million in fiscal year 2022.

Fiscal Year 2023 Operational Highlights

●	Number of advertisers was 31 as of September 30, 2023, compared to 63 as of September 30, 2022.

●	Number of members on the GETBATS website and mobile app was 2,523,802 as of September 30, 2023, compared to 2,513,658 as of September 30, 2022.

●	Number of merchants on the GETBATS website and mobile app was 841 as of September 30, 2023, compared to 820 as of September 30, 2022.

●	Number of transactions facilitated through GETBATS website and mobile app was 264,600 as of September 30, 2023, compared to 338,940 as of September 30, 2022.

●	Completed the acquisition of 51% equity interests in One Eighty Holdings Ltd on June 26, 2023.

About Starbox Group Holdings Ltd.

Headquartered in Malaysia, Starbox Group Holdings Ltd. is a technology-driven, rapidly growing company with innovation as its focus. Starbox is aiming to be a comprehensive technology solutions provider within Southeast Asia and also engages in building a cash rebate, advertising, and payment solution business ecosystem targeting micro, small, and medium enterprises that lack the bandwidth to develop an in-house data management system for effective marketing. The Company connects retail merchants with retail shoppers to facilitate transactions through cash rebates offered by retail merchants on its GETBATS website and mobile app. The Company provides digital advertising services to advertisers through its SEEBATS website and mobile app, GETBATS website and mobile app and social media. The Company also provides payment solution services to merchants. For more information, please visit the Company’s website: https://ir.starboxholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission ..

For more information, please contact:

Starbox Group Holdings Ltd.

Investor Relations Department

Email: ir@starboxholdings.com

Ascent Investors Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30, 2023	As of September 30, 2022

ASSETS
CURRENT ASSETS
Cash and equivalents	$2,524,957	$17,778,895
Accounts receivable, net	9,405,155	2,032,717
Prepaid expenses and other current assets	16,067,467	4,269,611
Short-term deposits	125,298	-
Due from related parties	112,281	1,473
Total current assets	28,235,158	24,082,696

NON-CURRENT ASSETS
Property and equipment, net	2,523,181	13,380
Intangible assets, net	39,666,050	903,768
Right-of-use assets, net	144,901	42,574
Long-term deposits	213,047	-
Goodwill	82,244,248	-
Total non-current assets	124,791,427	959,722

TOTAL ASSETS	$153,026,585	$25,042,418

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$1,088,982	$-
Taxes payable	339,350	1,404,128
Deferred revenue	393,615	-
Accrued liabilities and other current liabilities	1,271,087	541,050
Operating lease liabilities, current	47,537	15,833
Due to related parties	246,836	7,361
Total current liabilities	3,387,407	1,968,372

NON-CURRENT LIABILITIES
Deferred tax liabilities, net	6,412,919	-
Operating lease liabilities, non-current	97,364	26,741
Loans payable	2,070,563	-
Total non-current liabilities	8,580,846	26,741

TOTAL LIABILITIES	11,968,253	1,995,113

COMMITMENT AND CONTINGENCY

SHAREHOLDERS’ EQUITY
Preferred shares, par value $0.001125, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Ordinary shares, par value $0.001125, 883,000,000 shares authorized, 71,885,000 shares and 45,375,000 shares issued and outstanding as of September 30, 2023 and 2022, respectively	80,871	51,047
Additional paid in capital	81,902,805	18,918,303
Accumulated other comprehensive loss	(1,061,958)	(607,052)
Retained earnings	8,872,207	4,685,007
Total shareholders’ equity attributable to the Company	89,793,925	23,047,305

Noncontrolling interest	51,264,407	-

TOTAL EQUITY	141,058,332	23,047,305

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$153,026,585	$25,042,418

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSHIVE INCOME

	FISCAL YEARS ENDED SEPTEMBER 30,
	2023	2022	2021

Operating revenue
Advertising services	5,307,280	7,174,050	3,158,520
Cash rebate and payment solution services and media booking	84,592	20,137	7,708
Software licensing	5,715,333	-	-
Production income	362,040	-	-
Marketing and promotional campaign service	271,607	-	-
Total operating revenue	11,740,852	7,194,187	3,166,228

Cost of revenue	834,614	6,383	19,874

Gross profit	10,906,238	7,187,804	3,146,354

Operating expenses
Selling expenses	376,899	97,939	120,515
General and administrative expenses	5,931,350	2,139,428	885,950

Total operating expenses	6,308,249	2,237,367	1,006,465

Income from operations	4,597,989	4,950,437	2,139,889

Other income, net
Interest income, net	750	-	-
Other income (expenses), net	(4,924)	59,377	166
Total other income (expenses), net	(4,174)	59,377	166

Income before income tax	4,593,815	5,009,814	2,140,055

Income tax expense	2,134,082	1,407,449	692,405

Income before noncontrolling interest	2,459,733	3,602,365	1,447,650

Less: Income attributable to noncontrolling interest	311,497	-	-

Net income attributable to the Company	$2,148,236	$3,602,365	$1,447,650

Other Comprehensive income
Foreign currency translation loss attributable to the Company	(223,726)	(585,619)	(19,063)
Foreign currency translation loss attributable to noncontrolling interest	(21,790)	-	-

Comprehensive income attributable to the Company	$1,924,510	$3,016,746	$1,428,587
Comprehensive income attributable to noncontrolling interest	$289,707	$-	$-

Net income per share - basic and diluted	$0.04	$0.09	$0.04
Weighted average number of ordinary shares outstanding - basic and diluted	$56,469,014	$40,544,863	$40,000,000

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	FISCAL YEARS ENDED SEPTEMBER 30,
	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,459,733	$3,602,365	$1,447,650
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,840,302	161,267	2,568
Amortization of right-of-use assets	41,090	56,690	7,274
Changes in deferred tax	857,381	-	-
Changes in operating assets / liabilities:
Accounts receivable	(5,124,396)	(864,099)	(1,100,053)
Prepaid expenses and other current assets	(11,265,056)	(4,754,970)	(39,190)
Deferred revenue	(217,533)	(778,701)	688,979
Taxes payable	(545,753)	661,359	870,528
Operating lease liabilities	(41,090)	(56,690)	(7,274)
Accrued expenses and other current liabilities	467,154	740,415	13,413

Net cash (used in) provided by operating activities	(11,528,168)	(1,232,364)	1,883,895

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of subsidiaries	932,893	-	-
Purchase of fixed assets	(14,864)	(6,669)	(5,203)
Purchase of intangible assets	(17,679,247)	(1,129,260)	-
Cash advances to a related party	-	-	(387,945)
Collection of cash advances from a related party	-	-	387,945

Net cash used in investing activities	(16,761,218)	(1,135,929)	(5,203)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution by shareholders	-	-	200,000
Proceeds from equity financing	11,766,810	18,769,326	-
Repayment of loans	(32,331)	-	-
Borrowing from (repayment to) related parties	328,546	(729,521)	(125,875)

Net cash provided by financing activities	12,063,025	18,039,805	74,125

EFFECT OF EXCHANGE RATE CHANGES ON CASH	972,423	(187,894)	(28,792)

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS	(15,253,938)	15,483,618	1,924,025

CASH & EQUIVALENTS, BEGINNING OF FISCAL YEAR	17,778,895	2,295,277	371,252

CASH & EQUIVALENTS, END OF FISCAL YEAR	2,524,957	17,778,895	2,295,277

Supplemental Cash Flow Data:
Income tax paid	$2,382,705	$934,910	$15,747
Interest paid	$26,454	$-	$-

Supplemental disclosure of non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease liabilities	$167,667	$52,934	$317,170
Shares issued for acquisition of One Eighty Ltd	$53,055,300	$-	$-
Goodwill acquired in business acquisition	$82,244,248	$-	$-
Identifiable intangible assets acquired in business acquisition	$23,500,000	$-	$-
Net assets acquired in business acquisition	$21,785,752	$-	$-